Exhibit 99.3

BOS Enters Into an Exclusive Distribution Agreement With Sigur Capital

RISHON LEZION, Israel, June 2, 2014 (GLOBE NEWSWIRE) -- B.O.S. Better Online Solutions Ltd. ("BOS") (Nasdaq:BOSC), a leading Israeli provider of RFID and supply chain solutions to global enterprises, announced today that it has entered into an exclusive distribution agreement with Sigur Capital Ltd., for the provision of BOS products and solutions to the African market. Sigur Capital and its affiliate Sigur Tech shall also provide implementation and services to the BOS products and solutions in Africa.

Ms. Tiny Diswai–Moremi, Sigur Capital's Chairman stated: "We are delighted to have exclusively partnered with BOS to serve certain countries in Africa. We are mostly excited about BOS' solutions for the transportation industry, the livestock farming sector and retail businesses."

Yuval Viner, BOS' CEO, stated: "We are very pleased with this alliance with Sigur Capital, and expect Sigur to be one of our key sales channels. Through Sigur Capital and Sigur Tech, we will be able to offer both governments and the private sector in Africa with a comprehensive solution to their needs."

About Sigur Capital

A wholly owned subsidiary company of Sigur Holdings (Pty) Ltd., Sigur Capital is a global investment bank that provides insight, expertise and execution to investors, companies and government entities. Sigur Capital offer deep sector expertise across a full range of products and services in investment banking, corporate finance and research & strategy throughout the globe.

About BOS

B.O.S. Better Online Solutions Ltd. (Nasdaq:BOSC) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Contact:
Eyal Cohen
CFO
+972-542525925